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     Issuer Free Writing Prospectus dated March 3, 2011
Supplementing the Preliminary Prospectus dated February 16, 2011
Filed pursuant to Rule 433
File No. 333-171562

FREE WRITING PROSPECTUS DATED MARCH 3, 2011

American Depositary Shares

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated March 1, 2011, included in Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-171562) of Greenwich Kahala Aviation Ltd. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2011 (as so amended, the “Registration Statement”), relating to the Company’s proposed initial public offering of its common shares in the form of American Depositary Shares (the “ADSs”), with each ADS representing one common share of the Company, and to provide you with a hyperlink to the current version of the Registration Statement which can be accessed at the SEC’s website at http://www.sec.gov (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC’s web site): http://sec.gov/Archives/edgar/data/1501065/000120864611000092/c104323.htm.

The preliminary prospectus dated February 16, 2011, included in Amendment No. 2 to the Registration Statement, as filed with the SEC on February 16, 2011, has been supplemented and updated by the revised preliminary prospectus included in Amendment No. 3 to the Registration Statement. This free writing prospectus is only a summary of certain changes included in the revised preliminary prospectus and should be read together with the revised preliminary prospectus included in Amendment No. 3 to the Registration Statement, including the section entitled “Risk Factors” beginning on page 21 of the revised preliminary prospectus, before deciding to invest in the securities of the Company.

Revised Proposed Terms of the Concurrent Private Placement

Concurrently with the completion of the initial public offering, the Company’s founders, Bradley Smith, Michael Garland and Gerald Sherman (each through GK Hannover, Inc.), and Michael Howard, the Company’s chief financial officer, treasurer and secretary (individually), will acquire ADSs in an amount equivalent to $3,300,000, at the anticipated initial offering price of $12.00 per ADS. As a result, GK Hannover, Inc. is expected to own 262,500 ADSs and Mr. Howard is expected to own 12,500 ADSs after the completion of the initial public offering and the concurrent private placement. Such persons collectively will beneficially own approximately 1.80% of the Company’s outstanding ADSs upon the completion of the initial public offering and the concurrent private placement, assuming no exercise of the underwriters’ overallotment option. There has been no change in the number of ADSs to be sold in the proposed initial public offering. The number of ADSs to be outstanding upon the completion of the initial public offering and the concurrent private placement, assuming no exercise of the underwriters’ overallotment option, is 15,275,000. Applicable sections in the revised preliminary prospectus were correspondingly updated.

The Company estimates that its net proceeds of the proposed initial public offering and the concurrent private placement, after deducting the underwriters’ discounts and commissions and estimated organizational and offering expenses payable by the Company, will be approximately $170.1 million (or approximately $195.5 million if the underwriters exercise their overallotment option in full).

Changes to Certain Provisions of the Company’s Bye-laws

The following summarizes certain changes that were made to the Company’s bye-laws, including in the description of the Company’s bye-laws contained in the revised preliminary prospectus under the section captioned “Description of share capital”:

•	the Company’s board of directors is authorized to issue any of its authorized but unissued shares without shareholder approval;

•	the Company’s board of directors shall consist of not less than three and no more than seven directors as the Company’s board of directors from time to time determines;

•	the Company’s board of directors by resolution may increase or decrease the number of directors without shareholder approval;

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•	a director may be removed with or without cause by a (i) resolution including the affirmative vote of shareholders holding shares carrying at least 66 2/3% of the votes of all shares then issued and entitled to vote on the resolution, or (ii) majority vote of the other directors whenever, in their judgment, the best interests of the Company will be served; and

•	any merger or an amalgamation of our Company must be approved by shareholders holding shares carrying not less than 75% of the votes of all shares voting at such meeting.

Applicable sections in the revised preliminary prospectus were correspondingly updated.

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

THE COMPANY’S CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS 0001501065.

THE COMPANY HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC’S WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING FBR CAPITAL MARKETS & CO. AT (703) 312-9500 OR WELLS FARGO SECURITIES, LLC AT (800) 326-5897.